Exhibit 12.1
Ratio of Earnings (Losses) to Fixed Charges (000’s)

	3/31/08	3/31/07	2007	2006(1)	2005(1)	2004(1)	2003(1)

Earnings (Losses):
Income (loss) from continuing operations, pre-tax	(868)	(56)	(11,842)	(2,582)	(8,794)	(42,339)	(15,633)
Fixed charges	4,250	3,516	18,344	11,510	11,790	11,422	12,019

Total	3,382	3,460	(6,502)	(8,928)	2,996	(30,917)	(3,614)

Fixed Charges:
Interest expense, excluding interest income & capitalized interest	3,971	3,416	17,411	11,110	11,390	11,024	11,636
Amortized expenses related to indebtedness	279	100	933	400	400	398	383

Total	4,250	3,516	18,344	11,510	11,790	11,422	12,019

Ratio of earnings (losses) to fixed charges	0.8	1.0	(0.4)	(0.8)	0.3	(2.7)	(0.3)
Additional pre-tax earnings needed to achieve a 1:1 ratio	868	56	11,842	2,582	8,794	42,339	15,633

(1)	See Note 16 to the Consolidated Financial Statements included elsewhere in the prospectus regarding the restatement of previously issued financial statements.